SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b) (c), AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

(Amendment No. 10)*

OYO Geospace Corporation

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

671074 10 2

(CUSIP Number)

February 22, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 671074 10 2	13G	Page 2 of 6 Pages

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OYO Corporation
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Japan
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0 shares (1)
(6) Shared voting power 0
(7) Sole dispositive power 0 shares (1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0 shares (1)
(10)	Check Box if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person* CO

CUSIP No. 671074 10 2	13G	Page 3 of 6 Pages

(1)	Name of reporting persons I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) OYO Corporation U.S.A.
(2)	Check the appropriate box if a member of a group* (a) ☐ (b) ☐
(3)	SEC use only
(4)	Citizenship or place of organization Texas
Number of shares beneficially owned by each reporting person with	(5) Sole voting power 0 shares (1)
(6) Shared voting power 0
(7) Sole dispositive power 0 shares (1)
(8) Shared dispositive power 0
(9)	Aggregate amount beneficially owned by each reporting person 0 shares (1)
(10)	Check Box if the aggregate amount in Row (9) excludes certain shares*
(11)	Percent of class represented by amount in Row (9) 0%
(12)	Type of reporting person* CO

*	SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 671074 10 2	13G	Page 4 of 6 Pages

Item 1.	(a)	Name of Issuer: OYO Geospace Corporation

	(b)	Address of Issuer’s Principal Executive Offices: 7007 Pinemont Drive Houston, Texas 77040-6601

Item 2.	(a)	Name of PersonsFiling:

OYO Corporation OYO Corporation U.S.A.

	(b)	Address of Principal Business Office or, if none, Residence: OYO Corporation 4-2-6 Kudan-kita, Chiyoda-ku Tokyo 102-0073

OYO Corporation U.S.A. 245 Carmelo Avenue, Suite 101 Pasadena, California 91107

	(c)	Citizenship:

OYO Corporation – incorporated under the laws of Japan OYO Corporation U.S.A. – incorporated under the laws of Texas

	(d)	Title of Class of Securities: Common Stock, $.01 par value

	(e)	CUSIP Number: 671074 10 2

Item 3.	Not Applicable

Item 4.	(a)	Amount Beneficially Owned: 0 shares (1)
	(b)	Percentof Class: 0%
	(c)	Numberof Shares as to Which Such Person Has:

(i)     Sole Power to Vote or Direct the Vote: 0 shares (1)

(ii)    Shared Power to Vote or Direct the Vote: 0 shares

(iii)  Sole Power to Dispose or to Direct the Disposition of: 0 shares (1)

(iv)   Shared Power to Dispose or to Direct the Disposition of: 0 shares

Item 5.		Not Applicable

Item 6.		Not Applicable

Item 7.		Not Applicable.

Item 8.		See the attached Exhibit A.

Item 9.		Not Applicable

Item 10.		Not Applicable

CUSIP No. 671074 10 2	13G	Page 5 of 6 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 24, 2012	OYO Corporation

	By:	/s/ Takashi Kanemori
	Name:	Takashi Kanemori
	Title:	Senior Executive Officer

OYO Corporation U.S.A.

By:	/s/ Takashi Kanemori
Name:	Takashi Kanemori
Title:	President

(1) On February 22, 2012, OYO Corporation U.S.A. sold 1,290,950 shares of common stock, par value $0.01 per share, of OYO Geospace Corporation pursuant to a registered public offering. The offering was effected pursuant to a Registration Statement filed on Form S-3 with the U.S. Securities and Exchange Commission on November 14, 2011, and declared effective on December 9, 2011.